Issuer Free Writing Prospectus dated February 7, 2014

Filed Pursuant to Rule 433

Relating to the Preliminary Prospectus dated January 17, 2014 and

Registration Statement No. 333-193023

NEPHROGENEX, INC.

This free writing prospectus relates only to the initial public offering of common stock of NephroGenex, Inc. (the “Company”) and should be read together with the preliminary prospectus, dated January 17, 2014 (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-193023) of NephroGenex, Inc., relating to its initial public offering of common stock.

The following information supplements and updates the information contained in the Preliminary Prospectus.

Potential purchases by affiliates of existing principal stockholder:	Entities affiliated with Care Capital, one of our existing principal stockholders, has indicated an interest in purchasing up to approximately $10.4 million in shares of our common stock in this offering at the initial public offering price. Following such an investment, entities affiliated with Care Capital would beneficially own approximately 48.7% of our common stock after the offering. However, because indications of interest are not binding agreements or commitments to purchase, these entities may determine to purchase fewer shares than they have indicated an interest in purchasing or not to purchase any shares in this offering.
Rick Factor – “We have a significant stockholder, which will limit your ability to influence corporate matters and may give rise to conflicts of interest.”

We have a significant stockholder, which will limit your ability to influence corporate matters and may give rise to conflicts of interest.

Care Capital III LLC, together with its affiliates (collectively, Care Capital) is our largest stockholder. When this offering is completed, Care Capital is expected to beneficially own shares representing approximately 38.9% of our common stock, without giving effect to any shares that may be purchased by it in the offering, as described under “Certain Relationships and Related Party Transactions—Participation in this Offering.” Care Capital has indicated an interest in purchasing up to $10.4 million of shares of our common stock in this offering, and if Care Capital purchases all of such shares of common stock at an initial public offering price of $12.00 per share, Care Capital will beneficially own, in the aggregate, approximately 48.7% of our outstanding common stock. Accordingly, Care Capital will exert significant influence over us and any action requiring the approval of the holders of our common stock, including the election of directors and approval of significant corporate transactions. This concentration of voting power, which would increase to the extent Care Capital is allocated and purchases shares in this offering, makes it less likely that any other holder of common stock or directors of our business will be able to affect the way we are managed and could delay or prevent an acquisition of us on terms that other stockholders may desire.

Furthermore, the interests of Care Capital may not always coincide with your interests or the interests of other stockholders and Care Capital may act in a manner that advances its best interests and not necessarily those of other stockholders, including seeking a premium value for its common stock, and might affect the prevailing market price for our common stock. Our board of directors, which currently consists of six directors, including two designated by Care Capital, has the power to set the number of directors on our board from time to time. Richard Markham and Robert R. Seltzer, partners at Care Capital, were elected to our board of directors as nominees of Care Capital under the provisions of our voting agreement that will terminate upon the completion of this offering.

The Company has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained from the offices of: Aegis Capital Corp., Attention: Prospectus Department, 810 Seventh Avenue, 18th Floor, New York, NY 10019, telephone: (212) 813-1010, email: prospectus@aegiscap.com.